Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 28, 2024

Re:	YXT.COM Group Holding Limited (CIK: 0001872090) Amendment No. 10 to Draft Registration Statement on Form F-1 Submitted June 14, 2024

Confidential

Brittany Ebbertt

Chris Dietz

Lauren Pierce

Jan Woo

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of YXT.COM Group Holding Limited (the “Company” or “YXT”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 24, 2024 on the Company’s Amendment No. 10 to Draft Registration Statement on Form F-1 confidentially submitted on June 14, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Draft Registration Statement or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. In addition, the Company has included the consolidated financial statements as of March 31, 2024, and for each of the three months ended March 31, 2023 and 2024 and related disclosures, including the deconsolidation of CEIBS PG on January 15, 2024, in the Revised Draft Registration Statement.

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June 28, 2024

Amendment No. 10 to Draft Registration Statement on Form F-1 submitted June 14, 2024

Prospectus Summary

Our Company, page 2

1.

We note your response to prior comment 1. Please tell us how you calculated the “carrying value of net liabilities” of CEIBS PG used in the investment test, and whether such amount represents the carrying value as defined in Regulation S-X 1-02(w)(1)(i)(A)(2). If not, please provide updated test results using the carrying value of CEIBS PG compared to total assets of the Company as of December 31, 2023.

The Company respectfully advises the Staff that the “carrying value of net liabilities” of CEIBS PG used in the investment test was calculated in accordance with Regulation S-X 1-02(w)(1)(i)(A)(2), and such amount represents the carry value as defined in such rule. Due to the fact that there was no consideration in any manner involved for the disposition of CEIBS PG, and the Company does not have any worldwide market value available at this stage, the carrying value of CEIBS PG was used in the investment test and was compared to total assets of YXT of RMB924,846 thousand as of December 31, 2023.

Please refer to below amounts of the total assets and the total liabilities of CEIBS PG to reach to the calculated carrying value of net liabilities of CEIBS PG:

As of December 31, 2023
(RMB in thousands)
Total assets	57,397
Total liabilities (including deferred revenue of RMB66,063 thousand)	(95,744)

Carrying value of net liabilities of CEIBS PG	(38,347)

Capitalization, page 88

2.

Further regarding your response to prior comment 1, we note your disclosure on pages 153 and 154 that the deconsolidation of CEIBS PG will have a material and adverse effect on your results of operations reflected in your consolidated financial statements. Accordingly, please revise here and throughout your filing, to provide pro forma revenue and pro forma loss before income tax. Refer to Article 11-01(a)(8) of Regulation S-X which requires pro forma financial information for any transaction that is probable and would be material to investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 106, 109, 117, 119, 132, and 140 of the Registration Statement.

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June 28, 2024

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Pun Leung (Anthony) Liu (liaobl@yxt.com), Chief Financial Officer

YXT.COM GROUP HOLDING LIMITED

Mr. Yi Gao, Esq., Partner

Simpson Thacher & Bartlett LLP

Mr. Derek Shao, Partner

PricewaterhouseCoopers Zhong Tian LLP